The Laclede Group, Inc. 700 Market Street St. Louis, MO 63101
Sondra S. Brown
Vice President, Controller
314-342-0597

June 22, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Laclede Group, Inc.
Laclede Gas Company
Form 10-K for the Fiscal Year Ended September 30, 2014
File Nos. 001-16681 & 001-01822
Alabama Gas Corporation
Amendment No. 1 to Form 10-K for the Transition Period From
January 1, 2014 to September 30, 2014
File No. 002-38960
Response dated May 27, 2015

Dear Ms. Thompson:

The Laclede Group, Inc. (“Laclede Group”) has received your June 15, 2015 letter on behalf of the Securities and Exchange Commission (“Commission”) Division of Corporation Finance, regarding comments on our response letter dated May 27, 2015. We have set forth below your comments along with our responses:

General

1)	The representations provided in your response were only for the Laclede Group, Inc. Please provide a written statement from Laclede Gas Company and Alabama Gas Corporation acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

See the penultimate paragraph of this letter.

www.TheLacledeGroup.com

Ms. Jennifer Thompson
June 22, 2015

The Laclede Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 15. Regulatory Matters, page 120

2)
Refer to comment 9. You state in your response that the $2.8 million regulatory asset relates to removal costs whether or not a legal obligation exists. Tell us in detail how you account for actual removal costs incurred. In this regard, explain to us whether removal costs incurred for which there is an associated legal obligation are offset against asset retirement obligations (“ARO”). If not, then explain to us why the incurred costs would not reduce the ARO liability. Additionally, of the $2.8 million removal cost regulatory asset, tell us the amount that relates to future removal costs for which you have recorded an ARO and for which you have not recorded an ARO.

Response [Laclede Group and Alabama Gas Corporation ("Alagasco")]:

Where asset removal costs are incurred and settle a legal obligation related to an asset, the associated portion of ARO liability is derecognized. The regulatory asset related to legal obligations is adjusted for changes in ARO (reflecting the impacts of new construction, changes in estimates, and ARO settlements), such that a net increase in ARO would result in a corresponding increase in the regulatory asset. As authorized by the Alabama Public Service Commission, Alagasco accrues future asset removal costs associated with its property, plant and equipment whether or not a legal obligation exists. As of September 30, 2014, the balance of Alagasco’s regulatory liability related to removal costs for which a legal obligation did not exist was immaterial. The $2.8 million removal cost regulatory asset at September 30, 2014 relates to future removal costs for which we have recorded an ARO.

www.TheLacledeGroup.com

Ms. Jennifer Thompson
June 22, 2015

Each of Laclede Group, Laclede Gas Company, and Alagasco acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter, but if any items require further clarifications, please contact me at the phone number listed above.

Respectfully submitted,

/s/ Sondra S. Brown
Sondra S. Brown

cc:	Mark C. Darrell, The Laclede Group, Inc.
Steven P. Rasche, The Laclede Group, Inc.
Jarrett Torno, SEC
Robert Babula, SEC

www.TheLacledeGroup.com